3B

X 6-3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

02021150

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAY 2002 SEC MAIL PROCESSING SECTION 165

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Nikko Securities Co. International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, Suite 2500
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Paul Hodermarsky 212-610-6112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OK-VF 6-17-02

OATH OR AFFIRMATION

I, Masao Matsuda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Nikko Securities Co. International, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & C.E.O.

Title

Notary Public

JOSEPH A. MENDOLA
Notary Public, State of New York
No. 02ME4934409
Qualified in New York County
Commission Expires May 23, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Nikko Securities Co. International, Inc.

Statement of Financial Condition
As of March 31, 2002

The Nikko Securities Co. International, Inc.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholder of
The Nikko Securities Co. International, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of The Nikko Securities Co. International, Inc. (the "Company") as of March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Company's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 15, 2002

The Nikko Securities Co. International, Inc.
Statement of Financial Condition
March 31, 2002

Assets		
Cash and cash equivalents	$	10,069,300
Receivables		
Related parties		23,924,300
Brokers, dealers and clearing organizations		445,200
Asset management fees		355,000
Intangible asset		975,000
Furniture, fixtures, and leasehold improvements, at cost less accumulated depreciation of $5,900		356,600
Other assets		624,900
Total assets	$	36,750,300
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	568,100
Deferred rent		154,300
Incentive compensation payable		180,000
Total liabilities		902,400
Liabilities subordinated to claims of general creditors		1,000,000
Shareholder's equity		
Common stock $10 par value; 3,000 shares authorized, issued and outstanding		30,000
Additional paid-in capital		229,970,000
Accumulated deficit		(195,152,100)
		34,847,900
Total liabilities and shareholder's equity	$	36,750,300

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

The Nikko Securities Co. International, Inc. (the "Company") is a registered U.S. broker-dealer and futures commodities merchant ("FCM") that operates primarily as an investment manager and introducing broker. As of January 25, 2002 the Company became a registered investment advisor.

The Company is a wholly-owned subsidiary of Nikko Americas Holding Co., Inc. ("NAHC"), which is wholly-owned by Nikko Securities Global Holdings Limited ("NSGH"), whose ultimate parent is The Nikko Cordial Securities, Inc., a Japanese broker-dealer.

The Company serves as the investment manager to the NK New Direction Trust (the "Trust"), a Bermuda open-end unit trust, established as a fund of funds. In this capacity, the Company manages the Trust's portfolio, with authority to select, allocate and reallocate Trust assets among a number of collective investment vehicles and/or managed accounts. The Company serves as an investment adviser for certain collective investment vehicles. For its services, the Company receives an annual management fee and shares in the profits of the Trust.

Since March 1, 2002, the Company has served as the Investment Adviser to the Cash Enhanced Yield and Global Bond Enhanced Yield Sub-Funds (the "Sub-Funds") that, together with another Sub-Fund, constitute the Nikko Skill Investments Trust, a mutual investment fund organized under the laws of Luxembourg. In this role, the Company renders investment advice with regard to the investment and reinvestment of assets in the Sub-Funds and also provides day-to-day management of the investments in the Sub-Funds. With regard to the Cash Enhanced Yield Sub-Fund, the Company receives an annual fee based on the amount of assets under management. With regard to the Global Bond Enhanced Yield Sub-Fund, the company receives an annual fee based upon the amount of assets under management as well as an annual fee based upon the performance of the Sub-Fund.

Since March 1, 2002, the Company has also served as Investment Adviser with regard to the Nikko L-Plus Mother Fund, an investment trust fund organized under the laws of Japan (the "L-Plus Fund"). Pursuant to its appointment, the Company has discretionary authority to manage the L-Plus Fund and direct its investments subject to the investment objectives, policies and procedures established upon the formation of the Fund. As compensation for its role, the Company receives an annual fee based upon the amount of assets under management as well as an annual fee based upon performance.

2. Significant Accounting Policies

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less when purchased. Substantially all cash and cash equivalents are held at two major financial institutions.

Assets and liabilities denominated in foreign currencies as of March 31, 2002, principally Japanese yen, are translated into U.S. dollars at year-end exchange rates. Transactions during the year denominated in foreign currencies, principally Japanese yen, were recorded at the then current exchange rate.

Depreciation of furniture and fixtures is provided using the straight line method over the estimated useful lives of the assets, generally 5 years. Leasehold improvements are amortized on a straight-line basis over the lease term.

Management fees are recorded on an accrual basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. Transactions with Related Parties

During the normal course of business, the Company entered into transactions with, and provided various services to, affiliates, NAHC and NSC, including providing administrative services and being reimbursed for certain costs. Receivables from related parties represent the sum of the net receivables, by counterparty, owed to the Company at March 31, 2002.

4. Receivables from Brokers, Dealers and Clearing Organizations

As of March 31, 2002, receivables from brokers, dealers, and clearing organizations consisted of deposits with clearing organizations of $445,200. The Company is subject to credit risk should the clearing organizations be unable to pay these balances or return the Company's securities.

5. Furniture, Equipment and Leasehold Improvements

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at March 31, 2002 were as follows:

Cost	
Leasehold improvements	$ 199,200
Computer equipment	102,400
Furniture and fixtures	60,900
Total cost	362,500
Less, accumulated depreciation and amortization	5,900
Net book value	$ 356,600

6. Intangible Asset

On December 14, 2001, the Company purchased the right to serve as the investment advisor to the Sub-Funds and the L-Plus Fund. The Company's intangible asset consisted of the customer base acquired in connection with this transaction. The intangible asset is being amortized on a straight-line basis over its estimated useful life of 10 years. The components of the intangible asset included the statement of financial condition at March 31, 2002 were as follows:

Customer base	$ 1,000,000
Less accumulated amortization	(25,000)
Net carrying amount	$ 975,000

7. Liabilities Subordinated to Claims of General Creditors

At March 31, 2002, the Company had a $1,000,000 interest-free subordinated note from NAHC due June 25, 2005. The subordinated borrowing was approved by the National Association of Securities Dealers, Inc. ("NASD") and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. The borrowing may be repaid only if, after giving effect to such repayment, the Company meets the SEC's minimum net capital requirements.

8. Income Taxes

The operations of the Company are included in the consolidated Federal tax return and in the combined state and local tax returns of NAHC and its subsidiaries. The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Income taxes are computed on a separate-company basis.

Included in accounts payable and accrued liabilities is the current income tax provision for the year ended March 31, 2002 consisting of state and local taxes. New York State and New York City taxes are determined using the capital method, which imposes taxes based on the capital employed in each jurisdiction. For the year ended March 31, 2002 the Company's income tax provision of $88,000 has been offset by a reversal of a prior year accrual of $197,000.

The Company is subject to the U.S. Federal alternative minimum tax under which taxable income is adjusted for certain preference items and other adjustments and the use of income tax loss carry forwards available to offset such income is limited. For the year ended March 31, 2002, the Company had no Federal tax liability as it had no taxable income.

At March 31, 2002, the Company had deferred tax assets of $66,000,000 and no deferred tax liabilities. The deferred tax assets consist primarily of net operating loss carryforwards for which a full valuation allowance has been established.

The Company has available, to offset future U.S. Federal income taxes, income tax loss carry forwards of approximately $188,000,000, which will expire in 2003 through 2017.

9. Commitments and Contingencies

The Company leases office space under non-cancelable lease agreements expiring through 2010. The approximate minimum rental payments are as follows:

	Minimum Rental Payments
Year ended March 31,	
2003	$ 680,500
2004	934,100
2005	934,100
2006	934,100
2007	934,100
Thereafter	2,974,800
	$ 7,391,700

The Company is obligated under a non cancelable software license agreement through January 2003. The approximate aggregate minimum licensing payments is $450,000.

10. Retirement Plans

The Company sponsors a defined contribution plan which qualifies as a profit-sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code and covers all eligible employees. Contributions by the Company are discretionary.

11. September 11-Terrorist Attacks

On September 11, 2001 terrorists attacked the World Trade Center complex which housed the operations of the Company. These events precipitated the relocation of the Company's employees and operations to a temporary location and to its new permanent location. Although some of the Company's operations were temporarily disrupted, they are now functioning.

For the year ended March 31, 2002, the Company recorded September 11th-related expenses of $150,000. These expenses include costs related to the write-off of furniture, fixtures and leasehold improvements; the cost of temporary facilities and equipment; and employee relocation.

The Company was insured for loss caused by physical damage to property. This includes repair or replacement of property and lost profits due to business interruption, including costs related to lack of access to facilities. In 2002, the Company received a $150,000 insurance payment settling all claims relating to September 11th.

12. Net Capital Requirements

As a registered broker-dealer and a member of the NASD, the Company is subject to the SEC's Rule 15c3-1 which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method, which requires that the minimum required net capital, as defined, shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. In addition, the Company is registered with the CFTC and, as such, also computes its net capital under CFTC Rule 1.17, which requires the Company to maintain minimum net capital, as defined.

At March 31, 2002, the Company had regulatory net capital of $9,582,400, which exceeded its requirement of $250,000 by $9,332,400.

The Company is also subject to the requirements of Rule 15c3-3 under the Securities and Exchange Commission, and the commodity segregation requirements and the daily computations of the foreign futures and foreign options secured amount requirements under the Commodity Futures Trading Commission. However, at March 31, 2002, the Company had no customers.